Filed by FirstSun Capital Bancorp
(Commission File No.: 333-258176)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: HomeStreet, Inc.
Commission File No.: 001-35424
Date: January 16, 2024
INTRANET HEADLINE:
FirstSun Capital Bancorp and HomeStreet, Inc. Announce Transformational Strategic Merger and $175 Million Equity Raise
On January 16, 2024, it was announced that FirstSun Capital Bancorp has entered into an agreement with Seattle-based HomeStreet, Inc. (“HomeStreet”) (Nasdaq: HMST), the holding company of HomeStreet Bank (“HomeStreet Bank”) in which HomeStreet and HomeStreet Bank will merge with and into FirstSun and Sunflower Bank, respectively. HomeStreet Bank will retain its name in its current markets of operation. Stock of the merged entity will be traded on Nasdaq under the FSUN symbol.
The full announcement and an investor presentation are publicly available on the FirstSun Investor Relations site. The announcement is also posted on SunflowerBank.com and FirstNational1870.com.
Throughout the merger and integration, our number one focus must remain on our clients. While the combination is exciting, our ability to deliver a superior client experience is our greatest strength and is a large part of what led to this transformational merger opportunity. In case you receive questions from clients regarding the merger, we have provided frequently asked questions (FAQs) to help you respond.
HR will compile general questions and continue to update any FAQs on Insight.   As there is a lot of work ahead of us and announcements like this carry significant legal and regulatory considerations, we ask for your understanding that answers to every question may not be available immediately.
Thank for your dedication to creating possibility every day, we have so much to be proud of as we grow our special community bank. We look forward to continuing this journey with you.